Exhibit 3.4


                       VININGS INVESTMENT PROPERTIES TRUST
                                  (the "Trust")

                               AMENDMENT TO BYLAWS


     On June 4, 2001, the Board of Trustees of the Trust amended the Bylaws of the Trust by deleting therefrom ARTICLE V in its entirety and inserting the following in lieu thereof:

                                   "ARTICLE V

                          MEETINGS OF THE SHAREHOLDERS

          Annual meetings of Shareholders and all special meetings of Shareholders shall be held at a place, within or without the Commonwealth of Massachusetts, and at a place and on a day to be designated by the Trustees. The time, day and location of each such meeting shall be included in the notice of the meeting delivered to Shareholders in accordance with
     Section 6.7 of the Declaration of Trust. If for any reason the annual meeting is not held on the date provided, a subsequent meeting may be held in place thereof, and any business transacted or elections held at such annual meeting shall be as valid as if transacted or held at the annual meeting."